Exhibit 2
FOR IMMEDIATE RELEASE

SARISSA CAPITAL URGES ALL SHAREHOLDERS OF ASTEX PHARMACEUTICALS TO NOT TENDER
THEIR SHARES AT CURRENT $8.50 PRICE

Greenwich, CT, October 8, 2013

Sarissa Capital today issued the following open letter to shareholders of Astex Pharmaceuticals, Inc. (NASDAQ: ASTX):

Dear Fellow Shareholders,

We are one of Astex’s largest shareholders, owning approximately 5% of the outstanding shares of the company.  On October 2, 2013, we issued an open letter which expressed our view that the recently announced merger transaction with Otsuka Pharmaceutical significantly undervalued Astex, and that, accordingly, we did not intend to tender our shares at this price.  We urge you NOT to tender your shares at this price.

Shortly after we released our letter, Astex issued an open letter, apparently to respond to our and other shareholders’ concerns about the current transaction.  We do not believe Astex addressed any of our concerns in a substantive way.  Instead, their letter seemed to us to be primarily an attempt to scare Astex shareholders into tendering into the offer by suggesting that a decision to not tender would “impose substantial additional risk that Otsuka could ultimately walk away from the transaction.”  Given the built-in mandatory offer extensions in the Astex-Otsuka transaction agreement that we outlined in our October 2 letter, we don’t believe any such “substantial additional risk” exists.  But most importantly, we do not believe that $8.50 is an adequate price.

Therefore, we do NOT intend to tender our shares and we urge all Astex shareholders NOT to tender their shares at this price.

Sincerely,

/s/ Alexander J. Denner, Ph.D.
/s/ Richard C. Mulligan, Ph.D.
/s/ Mayu Sris
Sarissa Capital Management LP

Contact: Melinda Zech (203) 302-2331